                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 5                                                      OMB APPROVAL
                                                   -----------------------------
[_] Check this box if no longer                    OMB NUMBER:  3235-0362
    subject to Section 16. Form 4                  Expires:  September 30, 1998
    or Form 5 obligations may                      Estimated average burden
    continue. SEE Instruction 1(b).                hours per response ...... 1.0
                                                   -----------------------------
[_] Form 3 Holdings Reported

[_] Form 4 Transaction Reported


              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940




1. Name and Address of Reporting Person

Cotter                               James                            J.
--------------------------------------------------------------------------------
  (Last)                             (First)                         (Middle)

c/o Craig Corporation
120 Robertson Blvd.
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                                    (Street)

Los Angeles                           CA                           90048
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  (City)                             (State)                          (Zip)


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2. Issuer Name and Ticker or Trading Symbol

Reading Entertainment, Inc. ("RDGE")
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

December 1997
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5. If Amendment, Date of Original   (Month/Day/Year)


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6. Relationship of Reporting Person to Issuer
       (Check all applicable)


             x    Director                         10% Owner
           -----                           ------

                  Officer (give                    Other (Specify
           -----           title below)    ------         below)

                          Chairman of the Board
                   ----------------------------------

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7. Individual or Joint/Group Reporting

      x  Form Filed by One Reporting Person
    -----

         Form Filed by More than One Reporting Person
    -----

                         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security        2. Trans-   3. Trans-      4. Securities Acquired (A)  5. Amount of        6. Ownership  7. Nature
   (Instr. 3)                  action      action         or Disposed of (D)          Securities          Form:         of Indirect
                               Date        Code                                       Beneficially        Direct        Beneficial
                                          (Instr. 8)      (Instr. 3,4 and 5)          Owned at End       (D) or         Ownership
                              (Month/                  --------------------------     Of Issuer's         Indirect     (Instr. 4)
                               Day/                     Amount   (A) or    Price      Fiscal Year        (I)
                               Year)                             (D)                 (Instr. 3 and 4)    (Instr. 4)
--------------------------  ----------  ------  ----   --------  ------    ------   ----------------   ------------  -------------
Common Stock                                                                                5,000           I        Pension Plan
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock                                                                                1,000           I        Pension Plan
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock                                                                                  *             *             *
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

James J. Cotter is Chairman of the Board of Directors of Reading Entertainment, Inc. ("Reading") and Craig Corporation ("Craig") and the principal stockholder of Craig. At December 31, 1997, Craig and its wholly owned subsidiary, Craig Management, Inc. ("CMI") own 5,165,516 shares of Reading Common Stock, representing 69.3% of Reading's outstanding Common Stock. In addition, Craig and CMI own 550,000 shares of Reading's Series B Voting Cumulative Convertible Preferred Stock, which when combined with their Common Stock holding, represent approximately 78% of the outstanding voting securities of Reading. Mr. Cotter disclaims beneficial ownership of the Craig securities described in this report, and the disclosure herein shall not be deemed an admission that Mr. Cotter is, for the purposes of Section 16(a) of the Securities and Exchange Act, as amended (the "Act"), or otherwise, the beneficial owner of any of the shares of Reading stock held by Craig, and Mr. Cotter disclaims beneficial ownership under Section 16(a) of the Act, or otherwise, of such shares.








*If form is filed by more than one reporting person, see instruction 4(b)(v).


                                                                        (Over)
                                                                SEC 2270 (3/91)

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

FORM 5 (continued)


                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security  2. Conversion    3. Transaction  4. Transaction   5. Number of Derivative      6. Date Exercisable
  (Instr. 3)                        or Exercise      Date            Code              Securities Acquired (A)      and Expiration
                                    Price of        (Month Day       (Instr. 8)        or Disposed of (D)           Date
                                    Derivative       Year)                            (Instr. 3, 4, and 5)         (Month, Day
                                    Security                                                                        Year)
                                                                                    --------------------------   -------------------
                                                                                        (A)        (D)            Date    Expiration
                                                                                                                  Exer-   Date
                                                                                                                  cisable
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------
Stock Option (Right to Buy)         $14.00                                                                        6/30/92    5/4/02
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------
Stock Option (Right to Buy)         $14.00                                                                         5/4/93    5/4/02
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------
Stock Option (Right to Buy)         $14.00                                                                         5/4/94    5/4/02
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------
Stock Option (Right to Buy)         $12.80           9/16/97       A,5                  27,500                    4/18/98    4/18/07
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------
Stock Option (Right to Buy)         $12.80           9/16/97       A,5                  27,500                    4/18/99    4/18/07
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------
Stock Option (Right to Buy)         $12.80           9/16/97       A,5                  27,500                    4/18/00    4/18/07
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------
Stock Option (Right to Buy)         $12.80           9/16/97       A,5                  27,500                    4/18/01    4/18/07
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------
Stock Option (Right to Buy)         $12.80           9/16/97       A,5                  65,000                    4/18/98(1) 4/18/07
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------
Stock Option (Right to Buy)         $12.80           9/16/97       A,5                  65,000                    4/18/99(1) 4/18/07
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------
Stock Option (Right to Buy)         $12.80           9/16/97       A,5                  65,000                    4/18/00(1) 4/18/07
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------
Stock Option (Right to Buy)         $12.80           9/16/97       A,5                  65,000                    4/18/01(1) 4/18/07
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------
Stock Option (Right to Buy)         $12.80           9/16/97       A,5                  22,500                    4/18/98(2) 4/18/07
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------
Stock Option (Right to Buy)         $12.80           9/16/97       A,5                  22,500                    4/18/99(2) 4/18/07
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------
Stock Option (Right to Buy)         $12.80           9/16/97       A,5                  22,500                    4/18/00(2) 4/18/07
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------
Stock Option (Right to Buy)         $12.80           9/16/97       A,5                  22,500                    4/18/01(2) 4/18/07
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------


7. Title and Amount of    8. Price of Derivative  9. Number of Derivative     10. Ownership of             11. Nature of the
   Underlying Securities     Security (Instr. 5)     Securities Beneficially      Derivate Security:           Indirect Beneficial
  (Instr. 3 AND 4)                                   Owned at End of Year         Direct (D) or                Ownership (Instr. 4)
                                                     Instr. 4)                    Indirect (I) (Instr. 4)
------------------------
  Title       Amount or
              Number of
              Shares
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        88,411                                      88,411                              D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        88,410                                      88,410                              D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        88,411                                      88,411                              D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        27,500                                      27,500                              D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        27,500                                      27,500                              D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        27,500                                      27,500                              D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        27,500                                      27,500                              D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        65,000                                      65,000                              D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        65,000                                      65,000                              D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        65,000                                      65,000                              D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        65,000                                      65,000                              D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        22,500                                      22,500                              D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        22,500                                      22,500                              D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        22,500                                      22,500                              D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        22,500                                      22,500                              D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

*Explanation of Responses:

(1) Exercisable on and after such date only in proportion to the number of shares of certain preferred stock of the issuer, if any, which are converted to common stock.

(2) Exercisable on and after such date only in proportion to the number of shares of common stock, if any, which are issued under certain contractual obligations of the issuer.



**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).




                              _______________________________    ______________
                              **Signature of Reporting Person         Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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                                                                 SEC 2270 (3/91)